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                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549

                              Amendment No. 2 to
                                 Schedule 13D

                   Under the Securities Exchange Act of 1934

                         ADVANCED NUTRACEUTICALS, INC.
                               (Name of Issuer)


                         Common Stock, $.01 par value
                        (Title of Class of Securities)

                                   00760Q201
                                (CUSIP Number)

                               Gregory S. Pusey
                        106 South University Blvd. # 14
                               Denver, CO 80209
                                (303) 722-4008
  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                               February 21, 2002
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

NOTE:   Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

        *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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(1)  Names of Reporting Persons I.R.S. Identification Nos. of Above Persons
     (entities only)

     Gregory S. Pusey
     CUSIP No. 00760Q201

(2)  Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)

     (b)

(3)  SEC Use Only ____________________________________________________________

(4)  Source of Funds (See Instructions) PF

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

(6)  Citizenship or Place of Organization

     USA

Number of           (7)  Sole Voting Power: 170,192*
Shares
Beneficially        (8)  Shared Voting Power: 419,413**
Owned by
Each                (9)  Sole Dispositive Power: 170,192*
Reporting
Person with:        (10) Shared Dispositive Power: 419,413**

(11) Aggregate Amount Beneficially Owned by Each Reporting Person: 589,605*

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) X Excludes 18,828 shares beneficially owned by the Reporting
                  ---
     Person's wife, Jill J. Pusey, individually, and as custodian for the minor children of herself and the Reporting Person.

(13) Percent of Class Represented by Amount in Row (11): 23.2%

(14) Type of Reporting Person (See Instructions): IN

     *Includes options to purchase 12,500 shares of Common Stock at an exercise price of $11.36 per share, of which options to purchase 4,166 shares become exercisable in December 2002 and options to purchase 62,500 shares at $1.16 per share which become exercisable in one-third annual installments commencing April 2002.

     **Consists of 101,913 shares owned by Cambridge Holdings, Ltd. ("Cambridge"), 267,500 shares which could be acquired by Cambridge by conversion of a note made by the Issuer to Cambridge and 50,000 shares which could be acquired by Cambridge by exercise of a warrant. The Reporting Person is President, a director and majority shareholder of Cambridge. He shares voting and disposition power with the other members of the board of directors of Cambridge.

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Item 1.   Security and Issuer

          (a)  Name and address of principal executive offices of Issuer:

               Advanced Nutraceuticals, Inc.
               106 South University Blvd. # 14
               Denver, CO 80209

          (b)  Title and class of equity securities:

               Common Stock, $.01 par value (the "Common Stock")

Item 2.   Identity and Background.

          (a)  Name of person filing:

               Gregory S. Pusey

           (b) Residence or Business Address:

               106 South University Blvd. # 14
               Denver, CO 80209

          (c)  Principal occupation:

               President, Chief Executive Officer and Chairman of the Board of Directors
               Advanced Nutraceuticals, Inc.
               106 South University Blvd. # 14
               Denver, CO 80209

          (d)  Criminal proceedings:

               The Reporting Person has never been, during the last five years, convicted in any criminal proceeding.

          (e)  Civil Proceedings:

               The Reporting Person has not been, during the last five years, a party to any civil proceedings of a judicial or administrative body of competent jurisdiction as a result of which that person would have been subject to any judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to Federal or State Securities laws or finding any violation with respect to such laws.

          (f)  Citizenship:

               The Reporting Person is a permanent resident of the USA.

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Item 3.   Source and Amount of Funds or Other Consideration.

          The shares which are owned directly by the Reporting Person were acquired with personal funds. The shares owned indirectly by the Reporting Person are owned by Cambridge, and were acquired by using its own funds.

Item 4.   Purpose of the Transaction.

          The Reporting Person is a director and officer of the Issuer and expects to consider plans or proposals in such capacity.

Item 5.   Interests in Securities of the Issuer.

          (a)  Number of shares beneficially owned:

               The Reporting Person is the beneficial owner of a total of 589,605 shares of Common Stock, including options to purchase 75,000 shares of Common Stock, 101,913 shares owned by Cambridge and 317,500 shares which could be a acquired by note conversion and warrants exercise. This amount does not include 18,828 shares beneficially owned by the wife of the Reporting Person, individually, and as custodian for the minor children of herself and the Reporting Person, of which the Reporting Person disclaims beneficial ownership.

               Percent of class:

               23.2% (The Issuer has 2,151,989 Shares of Common Stock outstanding based on the Issuer's Quarterly Report on Form 10-Q for the quarter ended December 31, 2001)

          (b) Rights with respect to the sole power to vote, direct the vote of, or dispose of shares:

               170,192 shares of Common Stock

          (c)  Recent transactions:

               This Amendment No. 2 to Schedule 13D is being filed to report the following transactions: On February 21, 2002, Cambridge was informed of the approval by the Issuer's senior lender of Cambridge's $250,000 loan to the Issuer. Principal and interest on the note are convertible into the Issuer's Common Stock at $1.00 per share. Cambridge also received a warrant to purchase up to 50,000 shares of the Issuer's Common Stock at $1.00 per share.

          (d)  Rights with respect to dividends or sales proceeds:

               Not applicable.

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        (e)  Date of cessation of five percent beneficial ownership:

             Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

        Not applicable.

Item 7. Material to be Filed as Exhibits.

        Not applicable.



                                   SIGNATURE

        After reasonable inquiry and to the best of the Reporting Person's knowledge and belief, the Reporting Person certifies that the information set forth in this statement is true, complete and correct.


Date:  February 22, 2002                     /s/  Gregory S. Pusey
     ----------------------------            -------------------------------
                                             Gregory S. Pusey


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